BRAINSTORM CELL THERAPEUTICS INC.

1325 Avenue of Americas 28th Floor

New York, NY 10019

September 21, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Christine Westbrook

RE:	Brainstorm Cell Therapeutics Inc. Registration Statement on Form S-3 Filed June 29, 2018 File No. 333-225995 Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Brainstorm Cell Therapeutics Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, September 28, 2018, at 5:00 p.m. Eastern Time, or as soon as practicable thereafter.

Any questions regarding this request should be addressed to Thomas B. Rosedale, Esq., at BRL Law Group LLC at (617) 399-6931.

Very truly yours, Brainstorm Cell Therapeutics Inc. /s/ Chaim Lebovits By: Chaim Lebovits Its: President and Chief Executive Officer

cc:	Thomas B. Rosedale, Esq.

(BRL Law Group LLC)